UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) **January 12, 2005**

AMC ENTERTAINMENT INC.

(Exact name of registrant as specified in its charter)

DELAWARE	**1-8747**	**43-1304369**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

920 Main Street	
Kansas City, Missouri	**64105**
(Address of principal executive offices)	Zip Code

Registrant's telephone number, including area code
(816) 221-4000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure.

On January 12, 2005, AMC Entertainment Inc. ("AMCE") announced that it has initiated an offer to purchase its outstanding 9½% Senior Subordinated Notes due 2011.

On January 12, 2005, AMCE issued a press release relating to the offer. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference. This press release may also be found on AMCE's website at www.amctheatres.com under "Investor Resources".

Item 9.01 Financial Statements and Exhibits.

(c) Exhibits.

Exhibit 4.1 - Second Supplemental Indenture dated December 23, 2004 with respect to AMC Entertainment Inc.'s 9½% senior subordinated notes due 2011.

Exhibit 99.1 - Press Release of AMC Entertainment Inc., dated January 12, 2005.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                            AMC ENTERTAINMENT INC.

Date: January 12, 2005   /s/ Craig R. Ramsey

                                            Craig R. Ramsey
                                            Executive Vice President and
                                            Chief Financial Officer